UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15849

SANTANDER BANCORP

(Exact name of registrant as specified in its charter)

B-7 Tabonuco Street, 18th Floor, San Patricio

Guaynabo, Puerto Rico 00968-3028

Telephone Number: (787) 777-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $2.50 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, Par Value $2.50 Per Share	1

Pursuant to the requirements of the Securities Exchange Act of 1934, Santander BanCorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2010	SANTANDER BANCORP

	By:	/s/ María Calero
	Name:	María Calero
	Title:	Senior Executive Vice President